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12 November 2008

RECEIVED

2008 NOV 14 A 11: 49

Westfield

Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

[redacted]

08005852

Dear Sir/Madam

SUPPL

WESTFIELD GROUP (ASX:WDC)
3rd QUARTER 2008 REVIEW

The Westfield Group's 3rd Quarter Review is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

PROCESSED
NOV 19 2008
THOMSON REUTERS

Westfield Group

3rd Quarter Review
30 September 2008

12 November 2008

3rd Quarter Review

- Highlights
- Recently Completed Projects
- Shopping Centre Operating Performance
- Retail Sales Overview
- Global Development Activity
- Future Major Projects
- Appendices

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Note: All figures within this presentation are presented in Australian dollars unless otherwise stated

Highlights

- Confirm 2008 forecast:
  - Distribution of 106.5 cents per security, and
  - Growth in Operational earnings per security of approximately 5.5% (on a constant currency basis)
- Current liquidity of approximately $5.8 billion and all 2008 debt maturities successfully refinanced
- Reactivation of Distribution Reinvestment Plan
- Maintained occupancy levels across all markets and continued demand from retailers for space, notwithstanding a weakening sales environment
- Successfully opened Westfield Doncaster (Melbourne) and Westfield London as well as 5 developments in the quarter at a total cost of $5.2 billion (WDC share $3.4 billion)

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Recently Completed Major Projects

Development	Opened	WDC Share	Total Cost (million)	WDC Share (million)	Stabilised WDC Yield on Cost
Geelong (Victoria)	July	50%	$210	$105	8.85%
Southcenter (Seattle)	July	100%	US$240	US$240	10.0%
Plaza Bonita (San Diego)	July	100%	US$115	US$115	10.2%
Topanga – Stage 2 (Los Angeles)	September	100%	US$50	US$50	9.6%[1]
Manukau (Auckland)	September	100%	NZ$70	NZ$70	9.30%
Doncaster (Melbourne)	October	50%	$600	$300	8.75%
London	October	50%	£1,700	£1,100	5.25%

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[1] *Yield on entire project*

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent	
			Number	Area	Amount[1]	Growth[3]
Australia & New Zealand	> 99.5%	17.1%	2,462	313,047 sqm	$1,295 psm NZ$1,058 psm	5.2%
United States	92.8%	15.5%	930	2,428,268 sqf	US$45.29 psf	2.5%
United Kingdom	99%	n/a	336	148,200 sqm	£679 psm	2.7%
Global	97.3%		3,728	686,840 sqm		

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[1] *As at 30 September 2008*
[2] *9 months to 30 September 2008*
[3] *30 September 2008 compared to 30 September 2007*

Retail Sales Overview

	MAT	Period to 30 September 2008		
		12 months	9 months	3 months
Australia[1]				
Majors		4.0%	4.1%	4.0%
Specialties		5.3%	4.5%	3.7%
Total	$20.3 bn	5.0%	4.6%	3.9%
New Zealand[1]				
Specialties		(3.2)%	(3.8)%	(3.8)%
Total	NZ$2.0 bn	(0.9)%	(1.1)%	(1.1)%
United States[1]				
Specialties	US$7.1 bn	(2.6)%	(2.8)%	(3.4)%[3]
United Kingdom[2]				
National[1]		0.1%	(0.1)%	(1.1)%
London[1]		5.6%	5.4%	4.4%
Total	n/a	2.6%	2.5%	1.4%

[1] *On a comparable basis*
[2] *British Retail Consortium-KPMG retail sales report*
[3] *Rolling 12 month sales of US$456 per square foot, representing a change for the quarter of (0.9)%*

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Global Development Activity

- 6 major projects currently under construction with an estimated total cost of $4.2 billion (WDC share $4.1 billion)

	No. of Projects	Estimated WDC Cost	Target Weighted Average Yield[1]
United States	4	US$620 m	7.60 – 8.00%
Australia & New Zealand	1	NZ$75 m	8.25 – 8.50%
United Kingdom – Stratford	1	£1,450 m	7.00 – 7.50%
Total	**6**	**$4.1 bn**	

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[1] *Stabilised income/Westfield Group cost*

Westfield London



Aerial view from west

Westfield London



Opening Ceremony in Atrium

Westfield London



Atrium Mall

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Westfield London



Atrium Mall

Westfield London


REPUBLIC
RIVER ISLAND

North Mall

Westfield London – Selected Tenancy Mix

- 99% leased
- Selected Stores:

Majors

- Debenhams
- House of Fraser
- Marks & Spencer
- Next
- Waitrose
- Cinema De Lux

Large Format Specialties

- Boots
- H&M
- HMV
- New Look
- River Island
- Topshop
- WH Smith
- Zara

Specialties

- Adidas
- Apple
- Armani Exchange
- Calvin Klein
- Crabtree & Evelyn
- DKNY
- Esprit
- French Connection
- GAP
- G-Star
- Guess
- Hollister
- Hugo Boss
- Jaeger
- Karen Millen
- Lacoste
- Leona Edmiston
- Levis
- Links of London
- L'Occitane
- MAC
- Mango
- Mimco
- Nike
- Pepe Jeans
- Puma
- Pumpkin Patch
- Reiss
- Replay
- Russell & Bromley
- Sony
- Swarovski
- Tag Heuer
- Ted Baker
- The Body Shop
- Thomas Pink
- Timberland
- Tommy Hilfiger
- VANS
- Zara Home

"The Village"

- De Beers
- Dior
- Ferragamo
- Gucci
- Jo Malone
- Joseph
- Kurt Geiger
- Louis Vuitton
- M Missoni
- Miu Miu
- Mont Blanc
- Mulberry
- Pal Zileri
- Prada
- Tiffany & Co
- Valentino
- Versace
- Wolford

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Westfield Doncaster


Westfield

Exterior

Westfield Doncaster



Fashion Row Mall

Westfield Doncaster


Centre Court
Be our guest.
STYLING SUITE • VALET PARKING •
Westfield

Westfield Southcenter


Exterior
macy's

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Westfield Southcenter

Exterior


amc
JOEYS
GRILL & LOUNGE

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Westfield Southcenter




Interior

Future Major Projects

United States

- Broward (Florida)
- Century City Phase II (California)
- Fashion Square (California)
- Garden State Plaza (New Jersey)
- Montgomery (Maryland)
- North County (California)
- Palm Desert (California)
- Plaza Camino Real (California)
- Southgate (Florida)
- UTC (California)
- Valley Fair (California)
- West Valley (California)
- World Trade Center (New York)

Australia & New Zealand

- Albany (NZ)
- Belconnen (ACT)
- Booragoon (WA)
- Carindale (QLD)
- Fountain Gate (VIC)
- Innaloo (WA)
- Kotara (NSW)
- Macquarie (NSW)
- Marion (SA)
- Mt Gravatt (QLD)
- Newmarket (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Sydney City (NSW)
- Tea Tree Plaza (SA)
- Tuggerah (NSW)
- Warringah (NSW)
- West Lakes (SA)

United Kingdom

- Bradford
- Guildford
- Merry Hill
- Nottingham
- Sprucefield (Northern Ireland)

Westfield Group

3rd Quarter Review
30 September 2008

APPENDICES

Portfolio Summary

	United States	Australia	United Kingdom	New Zealand	Total
Centres*	55	44	8	12	119
Retail Outlets*	8,812	11,959	1,256	1,673	23,700
GLA (million sqm)*	5.9	3.7	0.6	0.4	10.6
Westfield Asset Value (billion)[1]	US$16.2	$20.9	£0.9	NZ$3.2	$42.1[1]
Assets Under Management (billion)[2]	US$19.9	$29.5	£4.8	NZ$3.4	$62.9[2]

Gross Lettable Area



UK
6%
Australia
35%
US
55%
NZ
4%

Assets Under Management



UK
16%
Australia
47%
US
33%
NZ
4%

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* *Updated for major projects completed since 30 June 2008*

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment as at 30 June 2008*

[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment as at 30 June 2008*

Note: Exchange rates as at 30 June 2008 were AUD/USD 0.9609, AUD/GBP 0.4829, AUD/NZ 1.2590

Current Projects

	Project Cost (million)	Yield Range	Anticipated Completion
Galleria at Roseville (Nth California)	US $270	7.50 – 7.75%	Qtr 4 '08/Qtr 4 '09
Riccarton (Christchurch)	NZ $75	8.25 – 8.50%	Qtr 2 '09
Culver City (Sth California)[1]	US $170	7.75 – 8.25%	Qtr 4 '09
Santa Anita (Sth California)	US $120	6.80 – 7.30%	Qtr 4 '09
Valencia (Sth California)[2]	US $120	9.25 – 9.75%	Qtr 4 '09
Stratford (London)	£ 1,450	7.00 – 7.50%	Qtr 2 '11
Total	$4.2 bn		

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[1] *Previously known as Fox Hills*
[2] *Joint venture centre*

Comparable Retail Sales by Category

Australia

	Period to 30 September 2008		
	12 months	9 months	3 months
Department Stores	2.4%	1.5%	(2.4)%
Discount Department Stores	4.6%	4.9%	7.3%
Supermarkets	5.0%	5.9%	6.5%
Cinemas	1.0%	3.8%	5.1%
Fashion	3.0%	2.3%	2.1%
Food Catering	5.2%	5.2%	5.5%
Food Retail	2.1%	2.8%	3.1%
Footwear	4.4%	4.8%	5.0%
General Retail	4.0%	2.4%	0.5%
Homewares	3.9%	2.1%	0.8%
Jewellery	7.4%	5.5%	3.9%
Leisure	11.4%	10.6%	8.9%
Retail Services	7.2%	6.3%	5.8%
Specialties	**5.3%**	**4.5%**	**3.7%**
Total	**5.0%**	**4.6%**	**3.9%**

Retail Sales by Category

United States

	Period to 30 September 2008		
	12 months	9 months	3 months
Fashion	(5.8)%	(6.7)%	(6.3)%
Jewellery	(8.9)%	(6.0)%	(4.0)%
Leisure	7.7%	7.2%	3.1%
Food retail	(1.1)%	(0.7)%	(0.9)%
General retail	(2.6)%	(3.6)%	(3.5)%
Cinemas	3.8%	4.9%	(3.9)%

END

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